UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Gleser, Malcolm A.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/98
5. If Amendment, Date of Original (Month/Year)
   02/10/98
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  01/05/98    G    V   40,000.00     D               219,655.00     D  Direct
Common Stock                                                                                     3,372.00       I  By 401(k) Plan
Common Stock                                  01/05/98    G    V   40,000.00     A               40,000.00      I  by Trust (1)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to$20.7200                                                                   07/10/97     01/30/97
 buy)
Employee Stock Option (right to$32.8800                                                                   07/10/97     01/25/06
 buy)
Non-Qualified Stock Option     $31.2188                                                                   11/24/98     11/24/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to          Common Stock                   5,110.00                  5,110.00      D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   5,110.00                  5,110.00      D   Direct
 buy)
Non-Qualified Stock Option               Common Stock                   4,900.00                  4,900.00      D   Direct
(right to buy)

Explanation of Responses:

(1)
The reporting person transferred via gift 40,000 shares to Malcolm A. Gleser, Trustee of the Malcolm A. Gleser and Dorothy B. Gleser
 Charitable Remainder Unitrust, resulting in a change in ownership.
-
The amount of securities beneficially and directly owned by the reporting person includes  219,655 shares transfered by reporting person to reporting person and Dorothy B. Gleser (spouse of the reporting person), as community property.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-in-Fact
    For: Malcolm A. Gleser
DATE